FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 29 May 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:


Exhibit       Description

No. 1         RNS Announcement,
              re:  Licence agreement with Tryton



29 May 2003


                        VIROTEC SIGNS LICENCE AGREEMENT
                               WITH TRYTON GROUP


Virotec International Ltd (ASX/AIM:VTI) is pleased to announce the signing of a three-year license agreement with Tryton Group Pty Ltd for the use and supply of Virotec's ViroGrowTM product.

Tryton (www.tryton.com.au) is a waste management and agricultural group that combines advanced technology and extensive research and development with the process of vermiculture to manufacture and produce the highest quality bio-fertilisers for sustainable agriculture. Tryton's Lismore, New South Wales, facility is one of the largest enclosed worm farms in the world, and several bio-products, in the form of liquid soil conditioners and fertilisers, are produced at this facility. Products are principally derived from a vermi-composting process.

Tryton has developed a range of liquid products based on the extraction of bacterial and fungal bio-mass, blends of natural hormones and plant available nutrients and bio-chemicals for sustainable crop nutrition.

The license is initially for a period of three years and relates to the use of a new Virotec fertiliser additive, ViroGrowTM, for use in Tryton's fertiliser manufacturing process, and relates to sales of its BioStarterTM product in Queensland and New South Wales, Australia. BioStarterTM is a combination of micro fine liquefied vermicast of high organic origin, blended with calcium, plant available nutrients, humic and fulvic acid, and a diversity of beneficial bacteria, fungi, protozoa and nematodes. ViroGrowTM contributes micronutrients to the soil, binds copper and magnesium present in the soil, and buffers pH and eliminates CO2 in the BioSarterTM.

The revenue attributable to Virotec in the form of a licence fee and minimum annual quantities will be greater than A$110,000 over the first three years of the license. This agreement follows several months of successful trials of the ViroGrowTM reagent in the production of Tryton's BioStarterTM fertiliser. Importantly, while the contract value is not significant in light of Virotec's existing revenue, this agreement represents the first commercial licensing of Virotec's ViroSoilTM Technology.

The signing of this licence follows the recent announcements of a license for the ViroFlowTM Technology to a tannery in Australia, successful commercial treatment using the ViroMineTM Technology at the Agua Forte mine site in Portugal, and the commercial launch of ViroSoilTM Technology at a large prawn farm in Australia. All of these technologies have been developed from Virotec's platform BauxsolTM Technology.


Virotec International Ltd develops new technologies and manufactures, distributes and applies new market-driven environmental products for water and soils. For further information, please visit our web site at www.virotec.com.

Enquiries:

Virotec International Ltd
ABN 81 004 801 398
PO BOX 188
Sanctuary Cove QLD 4212
Australia
www.virotec.com
Tel: +617 5530 8014


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     29 May 2003